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                                                Filed Pursuant to Rule 424(b)(3)
                                                   Registration Number 333-51650
PROSPECTUS

                            NTN COMMUNICATIONS, INC.

                              2,382,919 Shares of
                                  Common Stock

                           -------------------------

     The selling securityholders who are identified in this prospectus may offer and sell from time to time up to 2,382,919 shares of common stock of NTN Communications, Inc. by using this prospectus. Of these shares, 1,598,627 shares are outstanding common stock and 784,292 shares are issuable upon the exercise of outstanding warrants. We will not receive any proceeds from the sale of these shares by the selling securityholders. For more information, please refer to "Selling Securityholders" on page 11 of this prospectus.

     Our common stock is traded on the American Stock Exchange (AMEX) under the ticker symbol "NTN." On June 18, 2001, the closing price of our common stock, as reported by the AMEX, was $0.76 per share.

                           -------------------------

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is June 19, 2001.
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                               TABLE OF CONTENTS

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Summary.....................................................    1
Risk Factors................................................    3
Recent Company Developments.................................    9
Forward-Looking Statements..................................   10
Use of Proceeds.............................................   10
Selling Securityholders.....................................   11
Plan of Distribution........................................   13
Legal Matters...............................................   13
Experts.....................................................   13
Where You Can Find More Information.........................   14
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                                    SUMMARY

     You should read the following summary together with the more detailed information about our company and the common stock being sold in this offering, including "Risk Factors" and our consolidated financial statements and related notes, contained elsewhere in this prospectus or incorporated by reference.

                                  OUR BUSINESS

     NTN Communications, Inc. is a developer and distributor of interactive game content to numerous interactive platforms. We also own and operate the largest "out-of-home" interactive consumer marketing television network in the United States. We operate our businesses through two operating divisions, the NTN Network(R) and BUZZTIME, Inc.(TM)

NTN NETWORK

     The NTN Network is North America's largest "out-of-home" interactive television network. The unique private network, distributed through satellites and the Internet, broadcasts a variety of interactive multi-player sports and trivia games 365 days per year to hospitality venues such as restaurants, sports bars, hotels, clubs and military bases totaling approximately 3,500 locations in North America as of March 14, 2001. The network earns revenue from delivering entertainment content to hospitality venues in the United States for a monthly fee, including installation revenue. The network also generates advertising revenue from third party advertisers on the NTN Network and license fee revenue from our Canadian licensee.

     A unique feature of the NTN Network's interactive programming is that all players compete in real-time within each location and are ranked at the end of each game against players in all locations throughout North America. This enables each location to create on-premise promotions to increase patron loyalty as well as allowing NTN to capture national sponsors who want to use the competitions as a promotional tool.

     In April 1999, we began upgrading the NTN Network by introducing a new Windows 98-based "Digital Interactive TV" system to replace our decade-old DOS-based system. As of January 15, 2001, we have converted approximately 74% of our network from the DOS-based system to the digital system. The new digital system uses the latest Windows-based development tools and multimedia capabilities, resulting in enhanced, high-resolution graphics and full-motion video, making broadcasts on the NTN Network more appealing.

BUZZTIME

     BUZZTIME, Inc., our wholly-owned subsidiary formed in December 1999, functions as a developer and distributor of game content. As a developer, BUZZTIME continues to augment our expansive interactive game libraries. As a distributor, BUZZTIME broadcasts live play-along game shows to a broad array of interactive networks and platforms, including the Internet and online services, interactive television and wireless devices. BUZZTIME currently derives revenue from providing content, advertising and production services to third parties.

                                  OUR STRATEGY

     Our objective is to grow our businesses as a leading developer and distributor of interactive entertainment across several interactive platforms, including our out-of-home network, wireless devices and interactive television. To accomplish our objectives we are pursuing the following strategies:

     - Increasing the number of locations serving the NTN Network. We intend to accomplish this by expanding our product offerings to include value-added services, increasing the size of our sales force, providing new and updated content on a regular basis and through inexpensive telecommunication methods.
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     - Developing BUZZTIME to become the preferred interactive entertainment channel on interactive television (iTV) platforms being deployed by cable and satellite operators. We are focusing on developing BUZZTIME into a leading content provider for iTV platforms and have shifted away from our prior strategy of using BUZZTIME as an Internet-based entertainment and marketing platform. We plan to adapt our interactive content and technology to the major iTV platforms; gain distribution and increase market share by working with the major iTV, cable and satellite industry partners; maintain a strong presence in wireless entertainment; and utilize the broadcast studio as a development and production facility to develop and deepen relationships with iTV media and distribution companies.

     - Increasing revenues through current and new revenue sources. We receive money through subscriptions to the NTN Network by restaurants and bars, production services revenue, license fee revenue and from third-party advertisers of the NTN Network and BUZZTIME. We expect to continue generating revenue through these sources and, by growing our customer base, we expect to see revenue growth in subscription and advertising revenue. Similarly, as BUZZTIME takes full advantage of the emerging iTV entertainment industry, we expect to increase revenue through three sources: carriage fees paid by local cable operators; subscriptions fees paid by iTV home subscribers for premium channels or pay-per-play transactions; and advertising and production revenue.

     We have incurred net losses in the last five years and expect to incur losses through mid 2002. Recent losses have increased as a result of significant expenditures related to the BUZZTIME initiatives for which no significant revenues have yet been generated. For the year ended December 31, 2000, we reported an operating loss of $8,201,000. For the three months ended March 31, 2001, we reported an operating loss of $1,527,000.

     In order to execute our growth strategies for both the NTN Network and BUZZTIME, we will require additional financing in 2001. If we are unsuccessful in obtaining financing, some initiatives may have to be curtailed or deferred.

                                  THE OFFERING

     The offering price for the common stock may be the market price for our common stock prevailing at the time of sale, a price related to the prevailing market price, at negotiated prices or such other price as the selling securityholders determine from time to time. The shares offered for resale by this prospectus represent 6.4% of our shares outstanding, assuming the exercise of all warrants held by the selling securityholders.

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                                  RISK FACTORS

     The shares of common stock being offered involve a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before you buy shares of our common stock. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment.

RISKS ASSOCIATED WITH NTN COMMUNICATIONS, INC.

     We Have Experienced Significant Losses and We Expect to Incur Significant Net Losses in the Future. We have a history of significant losses, including net losses of $9.6 million in 2000, $2.5 million in 1999 and $2.6 million in 1998 and an accumulated deficit of $73.2 million as of December 31, 2000. In 1999, excluding the gain on the sale of a subsidiary, we incurred a net loss of $4.8 million. For the three months ended March 31, 2001, the net loss was $1.5 million as compared to a net loss of $2.3 million for the three months ended March 31, 2000. We expect to incur significant operating and net losses for the next four quarters due primarily to our continued development of the BUZZTIME subsidiary.

     Our Limited Liquidity and Capital Resources May Constrain Our Ability to Operate and Grow Our Business. At March 31, 2001, our current liabilities exceeded our current assets by approximately $3,780,000 as a result of reclassifying our obligations under our revolving line of credit agreement from a long-term liability to a short term liability. Our revolving line of credit agreement provides for borrowings up to $3,950,000, but will be reduced over time to $2,750,000 at December 31, 2001. Our availability under the revolving line of credit will be reduced if our monthly collections or operating income falls below certain levels. As of June 1, 2001, approximately $3,950,000 was outstanding under the line. The line of credit is secured by substantially all of our assets and requires us to raise $1.0 million in additional equity by June 30, 2001, maintain a minimum cash level of $400,000, and not to burn more than $1.0 million in cash cumulatively from April 1, 2001 onward without receiving additional equity. The maximum line of credit will be reduced in monthly increments from $4.0 million at April 1, 2001 to $2.75 million at December 31, 2001. Notwithstanding our raising of $2.0 million in gross proceeds in a privately placed equity offering in November 2000, our liquidity and capital resources remain limited and this may constrain our ability to operate and grow our business. Any further reduction in availability under our revolving line of credit would constrain our liquidity.

     We Will Require Additional Financing to Implement Our Plan to Significantly Expand the Digital Network and to Develop BUZZTIME into a Leading Content Provider for Interactive Television Platforms. Although we raised $2.0 million in a privately-placed equity offering completed in November 2000, we will need to raise additional equity or debt financing to execute our business plans for the NTN Network and BUZZTIME, which call for significant growth. We will not receive any proceeds from this offering although we may receive up to $1.4 million in gross proceeds from the exercise of the warrants held by the selling securityholders.

     The NTN Network currently generates cash flow sufficient to sustain its operations and to continue funding the operation of BUZZTIME for the next twelve months if we curtail the development and marketing of BUZZTIME as planned. Based on our projected cash requirements, we will need $3.0 million in additional financing in order to fund any BUZZTIME growth initiatives. Similarly, we will also need an additional $2.0 million in financing to grow the NTN Network during the next twelve months to 4,000 sites in the U.S. and Canada. We may not be able to obtain additional financing on terms favorable to us.

     As part of our financing plan, we will try to obtain direct investment in BUZZTIME. We will begin growth initiatives only if we succeed in raising capital at an appropriate cost. If additional financing is not obtained, our growth plans will be deferred. If additional financing for BUZZTIME is not obtained and we do not reduce cash expenditures at BUZZTIME sufficiently, we may not be able to sustain the operations of BUZZTIME. If our cash flows are less than anticipated or if we incur unanticipated expenses, we may not be able to continue improvement, development and expansion of our new digital network or pursue our BUZZTIME initiatives. If we receive additional equity financing, it could be dilutive to our stockholders.
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     We Do Not Comply with the American Stock Exchange Guidelines and May be
Delisted or Suspended from Trading. AMEX has published a set of continued listing guidelines that it follows to determine whether an AMEX-listed company should be allowed to continue the trading or listing of its securities on the exchange. Under these guidelines, AMEX will consider suspending or "delisting" a company's securities from the exchange if it has sustained operating or net losses in its five most recent fiscal years and if shareholders' equity falls below $4.0 million. We incurred a net loss of $9,589,000 for the year ended December 31, 2000, representing our sixth consecutive year of losses. Our shareholders' equity was $2.7 million at March 31, 2001 and thus below $4.0 million. As such, we are technically not in compliance with the continued listing guidelines of AMEX.

     In January 2000 and in May 2000, we received correspondence from AMEX indicating that, despite the fact that NTN does not currently meet the guidelines, AMEX will continue the listing of our common stock pending periodic reviews by AMEX of our quarterly and annual SEC filings and certain other financial information. Our most recent meeting with AMEX officials was in March 2001. To date, AMEX has not taken any action regarding delisting. Still, our common stock may not remain listed on AMEX or any other exchange or quotation system in the future. If our common stock is delisted from AMEX, spreads can often be higher for securities traded on the over-the-counter market and the execution time for orders may be longer. Thus, removing our stock from AMEX may result in decreased liquidity by making the trading of our stock less efficient.

     We are Currently Involved in Litigation Matters that Could Materially Impact our Profitability. We are involved in two pending lawsuits in Canada, both involving Interactive Network, Inc. Both NTN and Interactive Network have asserted claims involving patent infringement and validity and certain other proprietary rights. The litigation is currently at the discovery stage. In December 2000, the Canadian court ordered the parties to complete discovery in the matter by April 2001. These actions affect only the operations of our Canadian licensee and do not extend to our operations in the United States or elsewhere.

     Any or all of the foregoing claims may not be decided in our favor and we are not insured against all claims made. During the pendency of these claims, we will continue to incur the costs of our legal defense.

     New Products and Rapid Technological Change May Render Our Operation Obsolete or Noncompetitive. If we do not compete successfully in the development of new products and keep pace with rapid technological change, we will be unable to achieve profitability and sustain a meaningful market position. The interactive entertainment and game industry is becoming highly competitive and subject to rapid technological changes. We are aware of other companies that are introducing interactive game products on interactive platforms that allow players to compete across the nation. Some of these companies may have substantially greater financial resources and organizational capital than we do, which could allow them to identify emerging trends and customer tastes more quickly and develop technology at a faster pace. Developments by others may render our network, its content and our technology obsolete or noncompetitive.

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     We May Sell Equity Interests in BUZZTIME to Third Parties, Which Could
Result in the Loss of Control of BUZZTIME or Devaluation of our Equity Interest in BUZZTIME. We believe that there may be divergent investment preferences between the strategies pursued by the NTN Network and BUZZTIME and we may decide to raise additional financing by selling equity interests in BUZZTIME to third parties. To enhance the ability of BUZZTIME to raise such financing, we have previously contributed and may contribute in the future certain of our assets to BUZZTIME in order to allow the development of a distinct identity that we believe is necessary for it to effectively grow as a separate concern. These assets include our extensive trivia game show library and our interactive play-along sports games and related intangible assets. However, we are uncertain whether the contribution of assets to BUZZTIME will facilitate such a financing in the future.

     From an operational standpoint, we could lose control in BUZZTIME. If we lose control, BUZZTIME may no longer provide adequate support and resources for content and programming for the NTN Network affecting the ability of the NTN Network to continue its operations. From a financial viewpoint, we could undervalue the stock of BUZZTIME when selling it to third parties or undervalue certain assets transferred to BUZZTIME and this could devalue your holdings in NTN, because we would not receive the full value for our interest in BUZZTIME.

     The Life Cycle of Our Technology May Be Short and We May Not Adequately Market Our Product or Identify Consumer Needs in Sufficient Time to Maximize Our Revenues. The emergence of new entertainment products and technologies, changes in consumer preferences and other factors may limit the life cycle of our technologies and any future products and services we develop. Accordingly, our future performance will depend on our ability to:

     - identify emerging technological trends in our market;

     - identify changing consumer needs, desires or tastes;

     - develop and maintain competitive technology, including new product and service offerings;

     - improve the performance, features and reliability of our products and services, particularly in response to technological changes and competitive offerings; and

     - bring technology to the market quickly at cost-effective prices.

     We may not be successful in developing and marketing new products and services that respond to technological and competitive developments and changing customer needs. Such products and services may not gain market acceptance. Any significant delay or failure in developing new or enhanced technology, including new product and service offerings, could result in a loss of actual or potential market share and a decrease in revenues.

     If Our Intellectual Property Does Not Adequately Protect Our Proprietary Rights and Intellectual Property, Our Business Could Be Seriously Damaged. We rely on a combination of trademarks, copyrights and trade secret laws to protect our proprietary rights in certain of our products. Furthermore, it is our policy that all employees and consultants involved in research and development activities sign nondisclosure agreements. Our competitors may, however, misappropriate our technology or independently develop technologies that are as good as or better than ours. Our competitors may also challenge or circumvent our proprietary rights. If we have to initiate or defend against an infringement claim in the future to protect our proprietary rights, the litigation over such claims could be time-consuming and costly to us, adversely affecting our financial condition.

     If We Fail To Manage Our Growth Effectively, We May Lose Business and Experience Reduced Profitability. Continued implementation of our business plan requires an effective planning and management process. Our anticipated future growth, which depends on our conversion and use of the new

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digital network and the content provided by BUZZTIME or others, will continue to place a significant strain on our management systems and resources. If we are to grow successfully, we must:

     - improve our operational, administrative and financial systems;

     - expand, train and manage our workforce; and

     - attract and retain qualified management and technical personnel.

     We plan to continue adding personnel to our technical department. However, competition for qualified personnel is intense, particularly for employees with technical expertise. The success of our business depends on hiring and retaining suitable personnel. If we do not attract and retain qualified employees, we may have difficulty servicing our customers and operating our business.

     If Our Chief Executive Officer Leaves Us, Our Business May Be Adversely Affected. Our success greatly depends on the efforts of our chief executive officer. Our ability to operate successfully will depend significantly on the services and contributions of our chief executive officer. Our business and operations may be adversely affected if our chief executive officer were to leave.

RISKS ASSOCIATED WITH INTERACTIVE TELEVISION

     Our Prospects for Growth Depend on Our Implementation and Use of Our New Digital Network. Our digital network, introduced in April 1999, has been installed in approximately 2,641 subscriber locations as of January 2001. An additional 319 locations continue to subscribe to the original DOS-based NTN network. We currently plan to continue operating our original NTN network and the digital network concurrently. Our immediate prospects for growth depend, in part, on the successful operation of the new digital network, our ability to add new product offerings, and our sales effort. If we do not fully utilize the new digital system or if the market does not accept it, we will have committed much of our resources to an unsuccessful technology.

     The Interactive Gaming and Entertainment Industry Is Becoming Highly Competitive. The entertainment business is highly competitive. We compete with other companies for total entertainment related revenues in the marketplace. Our network programming competes generally with broadcast television, direct satellite programming, pay-per-view, other content offered on cable television, and other forms of entertainment. Furthermore, certain of our competitors have greater financial and other resources available to them. With the entrance of motion picture, cable and television companies, competition in the interactive entertainment and multimedia industries will likely intensify in the future. In January 1999, The Walt Disney Company introduced interactive programming broadcast in conjunction with live sporting and other events which competes directly with our programming.

     We also compete with other content and services available to consumers through online services. Moreover, the expanded use of online networks and the Internet provide computer users with an increasing number of alternatives to video games and entertainment software. With this increasing competition and rapidly changing factors, we must be able to compete on technology, content and management strategy. If we fail to provide the quality services and products, we will lose revenues to other competitors in the entertainment industry.

     We Depend on a Single Supplier of Playmakers(R). We currently purchase our 900 megahertz Playmakers from Climax Technology Co. Ltd., an unaffiliated Taiwanese manufacturer. We are currently soliciting bids for the manufacture of our Playmakers. Unless and until we succeed in establishing additional manufacturing relationships, we will continue to depend on our current sole source supplier of Playmakers. If we lose our supplier, our growth will slow until an alternative supplier is identified.

     Communication Failures With Our Subscriber Locations Could Result In the Cancellation of Subscribers and A Decrease In Our Revenue. We rely both on satellite and telephone systems to communicate with our subscriber locations. Interruption in communications with our subscriber locations under either system could decrease customer loyalty and satisfaction and result in a cancellation of our services. We have had past disputes with our primary telephone service provider, Global Crossing
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Telecommunications, Inc. We are presently reviewing alternative telephone service providers and establishing contingency plans; however, such alternative providers and contingency plans have not been finalized.

     Our Games and Game Shows Are Subject to Gaming Regulations. We operate online games of skill and chance that, in some instances, reward prizes. These games are regulated in many jurisdictions. The selection of prize winners is sometimes based on chance, although none of our games require any form of monetary payment. The laws and regulations that govern these games, however, are subject to differing interpretations in each jurisdiction and are subject to legislative and regulatory change in any of the jurisdictions in which we offer our games. If such changes were to happen, we may find it necessary to eliminate, modify or cancel certain components of our products that could result in additional development costs and/or the possible loss of revenue.

     If Our New Digital Network and BUZZTIME Programming Are Not Accepted by the Market, We Are Not Likely to Generate Significant Revenues or Become
Profitable. The new digital network and BUZZTIME programming face risks as interactive television products and whether the market accepts interactive television. If interactive television does not become a successful, scalable medium or if the market does not accept trivia and play-along sports games, then we will be unable to draw revenues from advertising, direct-marketing of third-party products, subscription fees and pay-per-play fees. We will also be unable to attract local cable operators to add BUZZTIME programming as a channel to their service.

RISKS ASSOCIATED WITH THE INTERNET

     One of our principal business objectives is to increase our direct contact with consumers through our websites, BUZZTIME.com and NTN.com. We face the risks described below in operating the websites on the Internet.

     We Face Significant Internet Competition and We may not be Able to Compete Against Other Competitors. The Internet market is new, rapidly evolving and intensely competitive. We expect this competition to intensify in the future due in part to the minimal barriers to entry and the relatively low cost to launch a new web site. We will compete with a variety of other entertainment and multimedia companies on the Internet. Some of these competitors can devote substantial resources to Internet commerce in the near future. Our websites will also compete with traditional providers of entertainment and multimedia content and services.

     Many of our current and potential competitors have large customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we have. In addition, some competitors may be able to obtain services from vendors on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote more resources to web site and systems development than we can.

     We May Be Liable for the Content We Make Available on the Internet. We make content available on our websites and on the web sites of our advertisers and distribution partners. The availability of this content could result in claims against us based on a variety of theories, including defamation, obscenity, negligence, or copyright or trademark infringement. We could also be exposed to liability for third-party content accessed through the links from our websites to other web sites. We may incur costs to defend ourselves against even baseless claims, and our financial condition could be materially adversely affected if we are found liable for information that we make available. Implementing measures to reduce our exposure to this liability may require us to spend substantial resources and may limit the attractiveness of our services to users.

RISKS ASSOCIATED WITH THIS OFFERING

     Our Stock Price Has Been Highly Volatile, and Your Investment Could Suffer a Decrease in Value. The trading price of our common stock has been and may continue to be subject to wide fluctuations. The stock price may fluctuate in response to a number of events and factors, such as quarterly variations in

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operating results, announcements of technological innovations or new products and media properties by us or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable, and news reports relating to trends in our markets. In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance.

     Our Charter Contains Provisions That May Hinder or Prevent a Change in Control of Our Company, Which Could Result in Your Inability to Approve a Change in Control and Potentially Receive a Premium Over the Current Market Value of Your Stock. Certain provisions of our certificate of incorporation could make it more difficult for a third party to acquire control of us, even if such a change in control would benefit our stockholders. For example, our certificate of incorporation requires a supermajority vote of at least 80% of the total voting power, voting together as a single class, to amend certain provisions of such document, including those provisions relating to:

     - the number, election and term of directors;

     - the removal of directors and the filling of vacancies; and

     - the supermajority voting requirements of our Certificate of Incorporation.

These provisions could discourage third parties from taking over control of our company. Such provisions may also impede a transaction in which you could receive a premium over then current market prices and your ability to approve a transaction that you consider in your best interests.

     We Do Not Expect to Pay Dividends During the Foreseeable Future. We have never declared or paid any cash dividends on our common stock and anticipate that for the foreseeable future any earnings will be retained for use in our business. Our outstanding revolving line of credit prohibits us from paying cash dividends without obtaining prior approval from the lender.

     If the Shares of Our Common Stock Eligible for Future Sales Are Sold, the Market Price of Our Common Stock May Be Adversely Affected. Sales of substantial amounts of our common stock in the public market after this offering or the anticipation of such sales could have a material adverse effect on then-prevailing market prices. As of March 14, 2001, there were approximately 8,096,000 shares of common stock reserved for issuance upon the exercise of outstanding stock options at exercise prices ranging from $0.50 to $6.375 per share. As of March 14, 2001, there were also outstanding warrants to purchase an aggregate of approximately 1,750,000 shares of common stock at exercise prices ranging from $0.6875 to $5.00 per share. As of March 14, 2001, there were approximately 3,137,255 shares of common stock reserved for the issuance upon the conversion of the senior convertible subordinated notes at a conversion price of $1.275. Additionally, we have approximately $14 million of common stock remaining under our existing shelf registration for possible future sale.

     The foregoing options and warrants could adversely affect our ability to obtain future financing or engage in certain mergers or other transactions, since the holders of these options and warrants can be expected to exercise them at a time when we would be able to obtain additional capital through a new offering of securities on terms more favorable than those provided by such options and warrants. For the life of such options and warrants, the holders are given the opportunity to profit from a rise in the market price of our common stock without assuming the risk of ownership. To the extent the trading price of our common stock at the time of exercise of any such options or warrants exceeds the exercise price, such exercise will have a dilutive effect on our stockholders.

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                          RECENT COMPANY DEVELOPMENTS

     First Quarter 2001 Results. We had a net loss of $1.6 million, or $0.04 per share, for the first quarter of 2001 compared with a net loss of $2.4 million, or $0.08 per share, for the first quarter of 2000. This represents a 35% decrease in reported loss for the first quarter of 2001 compared to the first quarter of 2000. We recorded revenues of $5.3 million for first quarter of 2001, compared to revenues of $5.4 million for the same period of 2000.

     Revenues for the NTN Network declined $0.1 million to $5.2 million in the first quarter of 2001 compared to the first quarter of 2000. The decline was primarily due to a decrease in advertising revenues offset by higher revenues from site installations. The NTN Network's loss decreased 75% to $0.4 million in the first quarter of 2001 from a loss of $1.6 million in 2000 due primarily to decreasing operating costs. The results primarily reflect higher depreciation in 2000 due to the acceleration of depreciation of the original DOS-based network equipment at that time.

     BUZZTIME recorded revenue of $63,000 in the first quarter of 2001 compared to $82,000 in the prior year quarter. The loss for BUZZTIME was $1.2 million for the first quarter of 2001 compared to $0.8 million for 2000, when we began supporting the BUZZTIME interactive television initiatives. In March 2001, we announced a reduction of operating expenses for BUZZTIME on a going-forward basis, which began April 1, 2001, while maintaining our interactive television initiatives as a leading content provider to WebTV and Sprint PCS wireless web mobile phones.

     Agreement with Certain Noteholders and Selling Securityholders. On January 26, 2001, we reached agreement with our noteholders and certain selling securityholders to change the terms of our senior subordinated notes and our November 2000 private placement.

     We reached agreement with the holders of our outstanding senior subordinated notes to revise the terms of the $4 million currently outstanding in the notes. Material changes in the terms of the notes are as follows:

     - The maturity date of the notes has been extended from February 1, 2001 to February 1, 2003.

     - The interest rate has been reduced from 7% to 4% per annum.

     - At maturity, we now have the option to convert up to the full principal amount of the notes into NTN common stock at a conversion price of $1.275 per share.

     - We can convert the notes into NTN common stock at $1.275 per share, if our stock closes above $2.50 for more than 20 consecutive trading days.

     We also reached agreement with certain selling securityholders from our November 2000 private placement. Under an amendment to the stock purchase agreement, the following terms were changed from the November 2000 private placement:

     - The warrants previously had a reset provision for the exercise price in which the exercise price could decrease as the price of our stock decreased. This provision has been eliminated and the exercise price for the warrants has been fixed at $1.64125 per share, absent anti-dilution adjustments.

     - The investors relinquished their rights to the warrants that were contingent on our raising another $5.0 million in capital. These warrants, which could have been exercised for an additional 609,292 shares, have been cancelled.

     - We issued an additional 280,034 shares and 70,009 shares of common stock to BayStar Capital, L.P. and BayStar International Ltd., respectively, for entering into this restructuring agreement. We are registering these shares for resale under this prospectus.

     In return for our noteholders and securityholders entering into this restructuring agreement, our chief executive officer, Stanley B. Kinsey, agreed to a one-year extension of his employment agreement with us.

     Amendment to Revolving Line of Credit. In May 2001, we agreed to certain amendments to the revolving line of credit agreement with Coast Business Credit. The amendments allow equity raised by us to be added to the EBITDA calculation as well as to exclude the revenue effect of Staff Accounting Bulletin 101 for the year 2000. The amendments also require us to raise $1.0 million in equity by June 30, 2001, maintain a minimum cash level of $0.4 million, not burn more than $1.0 million in cash from April 1, 2001 onward without receiving additional equity, and reduce the maximum borrowing amount or ceiling under the line of credit in increments each month. The maximum line of credit will be reduced over time from $4.0 million at April 1, 2001 to $2,750,000 at December 31, 2001. As of June 1, 2001, the maximum line of credit was $3,900,000.

                           FORWARD-LOOKING STATEMENTS

     We make statements in this prospectus and the documents incorporated by reference that are considered forward-looking statements under the federal securities laws. Such forward-looking statements are based on the beliefs of our management as well as assumptions made by and information currently available to them. The words "anticipate," "believe," "may," "estimate," "expect," and similar expressions, and variations of such terms or the negative of such terms, are intended to identify such forward-looking statements.

     All forward-looking statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements. Important factors that could cause or contribute to such difference include those discussed under "Risk Factors" in this prospectus and in our annual report on Form 10-K. You should carefully consider the information set forth under "Risk Factors" in this prospectus.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares of common stock offered by the selling securityholders pursuant to this prospectus. We will receive proceeds if selling securityholders exercise their warrants to purchase shares of common stock. If the selling securityholders exercise all of their warrants, the maximum gross proceeds received by us would be approximately $1.4 million. When and if we receive these funds, they will be used for general corporate purposes.

                            SELLING SECURITYHOLDERS

     The shares of common stock offered by this prospectus have been or will be issued to the selling securityholders (or their assignees) directly by us. The following table sets forth certain information with respect to the beneficial ownership of shares of our common stock by the selling securityholders as of February 22, 2001 and the number of shares which may be offered pursuant to this prospectus for the account of each of the selling securityholders or their transferees from time to time. Except as described in the footnotes to the table, to the best of our knowledge, none of the selling securityholders has had any position, office or other material relationship with our company within the past three years (other than as a security holder).

                                 NUMBER OF       PERCENT OF     MAXIMUM NUMBER OF    NUMBER OF       PERCENT OF
                                SHARES OWNED    CLASS OWNED     SHARES WHICH MAY    SHARES OWNED    CLASS OWNED
                                  PRIOR TO       BEFORE THE      BE SOLD IN THIS     AFTER THE       AFTER THE
SELLING SECURITYHOLDER          OFFERING(1)    OFFERING(1)(2)      OFFERING(1)      OFFERING(1)    OFFERING(1)(2)
----------------------          ------------   --------------   -----------------   ------------   --------------
BayStar Capital,
  L.P.(3)(4)(10).............    1,742,335          4.89%(6)        1,742,335                0             *
BayStar International,
  Ltd.(3)(5)(10).............      435,584          1.22%(6)          435,584                0             *
Total for Bay Star
  affiliates(3)(4)(5)(10)....    2,177,919          6.11%           2,177,919                0             *
Spencon Integrated Solutions
  LLC(7).....................      175,000             *              175,000                0             *
Sikander, Inc.(8)............       30,000             *               30,000                0             *
Ed Bevilacqua(9).............       30,000             *               30,000                0             *
Michael A. Roth(10)(11)......    5,317,455         13.72%(6)        2,177,919        3,139,536          8.01%(6)
Brian J. Stark(10)(11).......    5,317,455         13.72%(6)        2,177,919        3,139,536          8.01%(6)
Matt Stanton(12).............      175,000             *              175,000                0             *

---------------

  *  Less than one percent.

 (1) Assumes exercise of all warrants beneficially owned by the selling securityholders for the maximum number of shares permitted as of February 2001 and assumes that each selling securityholder will sell all shares of our common stock offered under this prospectus.

 (2) For purposes of calculating the percentage of class, we have excluded 2,732,771 shares of common stock issuable upon the exercise of warrants held by other stockholders, 7,426,790 shares of common stock reserved for issuance upon the exercise of options, or 3,137,254 shares of common stock reserved for issuance upon conversion of the convertible senior subordinated promissory notes from the number of shares outstanding in the class; except that with respect to Messrs. Roth and Stark, it includes the 3,137,254 shares of common stock reserved for issuance upon the conversion of the convertible senior subordinated promissory notes.

 (3) In November 2000, we issued in a $2.0 million private placement of securities: (i) 974,687 shares to BayStar Capital, L.P. and 243,717 shares to BayStar International, Ltd., (ii) warrants to purchase 487,433 shares to BayStar Capital, L.P. and warrants to purchase 121,859 shares to BayStar International Ltd., (iii) additional warrants to purchase 487,433 shares to BayStar Capital L.P. and additional warrants to purchase 121,859 shares to BayStar International Ltd., and (iv) granted certain additional rights to obtain future shares of common stock. In January 2001, we entered an agreement with these securityholders amending the terms of the November 2000 private placement and issued 280,034 additional shares to BayStar Capital, L.P. and 70,009 additional shares to BayStar International, Ltd. in exchange for amended the terms of the warrants, canceling the additional warrants to purchase 487,433 and 121,859 shares, and canceling the additional rights to obtain future shares of common stock.

     Affiliates of BayStar Capital, L.P. and BayStar International, Ltd. hold our convertible senior subordinated promissory notes. The holders of the subordinated notes obtained them in exchange for shares of our Series B preferred stock in January 1998. The subordinated notes accrued 7% interest and matured in January 2001. In January 2001, we amended these notes and extended the maturity date until January 2003, decreased the interest rate from 7% to 4%, made them convertible into our common stock at maturity and allowed us to convert the notes into common stock if our average price of our common stock exceeds $2.50 for twenty consecutive trading days. The subordinated notes are convertible into shares of our common stock at a conversion price of $1.275 per share.

 (4) Represents 1,254,721 shares of our common stock and 487,433 shares of our common stock issuable upon the exercise of warrants. The warrants were issued in January 2001 at an exercise price of $1.64125 per share.

 (5) Represents 313,726 shares of our common stock and 121,859 shares of our common stock issuable upon the exercise of warrants. The warrants were issued in January 2001 at an exercise price of $1.64125 per share.

 (6) Includes convertible notes and warrants that are convertible or exercisable by their holders only to the extent that beneficial ownership of shares of common stock issuable on conversion or exercise, together with the number of shares of common stock then held by such holder and its affiliates (not including shares underlying any unconverted principal amount of the convertible notes) will not exceed 4.99% of our then-outstanding common stock as determined in accordance with Section 13(d) of the Exchange Act. For these reasons, the number of shares of common stock beneficially owned by the securityholders may be less than the number of shares of common stock shown as being offered in the table above by the securityholders. The restrictions on the exercise of the warrants or conversion of the notes, however, do not prevent any holder from exercising or converting and selling some of their holdings and then exercising or converting the rest of the warrants or notes. In this way, a holder could sell more than 4.99% of our common stock while never holding more than 4.99% of our common stock.

 (7) Represents 175,000 shares of our common stock issuable upon the exercise of warrants. The warrants were issued in April 1999 at an exercise price of $2.375 per share.

 (8) Represents 30,000 shares of our common stock. In April 1999, we acquired the assets and rights to certain technology, hardware and video games used in the Internet game business from Sikander, Inc. We paid $40,000 in cash and issued a promissory note for $360,000 to Sikander, Inc. for the assets.

 (9) Ed Bevilacqua has voting and investment power of Sikander, Inc. and may be deemed to share beneficial ownership of the shares held by such entity. Mr. Bevilacqua disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in Sikander, Inc.

(10) Michael A. Roth and Brian J. Stark, in their capacity as the sole members of Northbay Partners, LLC, a Wisconsin limited liability company, which serves as both the managing trading member of (i) BayStar Management, LLC, the general partner of BayStar Capital, L.P. and (ii) BayStar International Management, LLC, the investment manager of BayStar International, Ltd., possess voting and investment power over all of the shares of BayStar Capital, L.P. and BayStar International, Ltd. and may be deemed to share beneficial ownership of the shares held by such entities. Messrs. Roth and Stark each hereby disclaim beneficial ownership of any shares beneficially owned by BayStar Capital, L.P. and BayStar International, Ltd., except to the extent of each of their pecuniary interest in BayStar Capital, L.P. or BayStar International, Ltd.

(11) Represents 1,568,447 shares of our common stock, 609,292 shares of our common stock issuable upon the exercise of warrants, and 3,139,716 shares of our common stock issuable upon the conversion of subordinated notes. The warrants were issued in January 2001 at an exercise price of $1.64125 per share and the subordinated notes were issued in January 2001 with a conversion price of $1.275 per share.

(12) Matt Stanton has voting and investment power of Spencon Integrated Solutions LLC and may be deemed to share beneficial ownership of the shares held by such entity. Mr. Stanton disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in Spencon Integrated Solutions LLC.

                              PLAN OF DISTRIBUTION

     The shares of common stock offered hereby may be sold by the selling securityholders or by their respective pledgees, donees, transferees or other successors in interest. Such sales may be made at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The shares may be sold by one or more of the following (as well as other methods of sale):

     - one or more block trades in which a broker or dealer so engaged will attempt to sell all or a portion of the shares held by the selling securityholders as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchase by a broker or dealer as principal and resale by such broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

     - privately negotiated transactions between the selling securityholders and purchasers without a broker-dealer.

     The selling securityholders may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers may receive compensation in negotiated amounts in the form of discounts, concessions, commissions or fees from the selling securityholders and/or the purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). Such brokers or dealers or other participating brokers or dealers and the selling securityholders may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales. Except for customary selling commissions in ordinary brokerage transactions, any such underwriter or agent will be identified, and any compensation paid to such persons will be described, in a prospectus supplement. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 might be sold under Rule 144 rather than pursuant to this prospectus.

     We have agreed to bear all costs, expenses and fees in connection with the registration of the shares of our common stock offered by this prospectus. We have also agreed to indemnify the selling securityholders against certain liabilities, including liabilities arising under the Securities Act.

                                 LEGAL MATTERS

     The validity of the shares of common stock intended to be sold pursuant to this prospectus will be passed upon for NTN by O'Melveny & Myers LLP.

                                    EXPERTS

     The consolidated financial statements of NTN Communications, Inc., as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other financial and business information with the SEC. Our SEC filings are available on the SEC's web site at http://www.sec.gov. You also may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about their public reference rooms, including copy charges. You also can obtain information about us from the American Stock Exchange at 86 Trinity Place, New York, New York 10006-1881.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede information in this prospectus and in our other filings with the SEC. We incorporate by reference the following which we have previously filed with the SEC under the Securities Exchange Act of 1934 (File No. 0-19383):

     - our Annual Report on Form 10-K for the year ended December 31, 2000;

     - our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

     - our Current Report on Form 8-K filed on February 5, 2001; and

     - the description of our common stock which is contained in our registration statement on Form 8-A.

     We also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the selling securityholders sell all of the shares of common stock covered by this Prospectus.

     You may request a copy of these filings at no cost, by writing or calling us at the following address:

                                  NTN Communications, Inc.
                                  The Campus -- 5966 La Place Court
                                  Carlsbad, California 92008
                                  Telephone: (760) 438-7400
                                  Attention: Investor Relations

     You should rely only on the information contained in, or incorporated by reference into, this prospectus. We have not authorized anyone to provide you with additional or different information. You should not assume that the information in this prospectus or any document incorporated by reference is accurate as of any date other than the date of those documents.

     You may also obtain from the SEC a copy of the registration statement and exhibits that we filed with the SEC when we registered the shares of common stock. The registration statement may contain additional information that may be important to you.

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YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE, PROVIDED IN
THIS PROSPECTUS OR ANY SUPPLEMENT OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS. HOWEVER, YOU SHOULD REALIZE THAT OUR AFFAIRS MAY HAVE CHANGED SINCE THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS WILL NOT REFLECT SUCH CHANGES. YOU SHOULD NOT CONSIDER THIS PROSPECTUS TO BE AN OFFER OR SOLICITATION RELATING TO THE SECURITIES IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION RELATING TO THE SECURITIES IS NOT AUTHORIZED, IF THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR IF IT IS UNLAWFUL FOR YOU TO RECEIVE SUCH AN OFFER OR SOLICITATION.










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                            NTN COMMUNICATIONS, INC.



                              2,382,919 Shares of
                                  Common Stock








                           -------------------------
                                   PROSPECTUS
                           -------------------------








                                 June 19, 2001






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